09045808

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 APR -7 P 2:34

6 April 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 3 April 2009 which we released to The Stock Exchange of Hong Kong Limited on 3 April 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E:\tammyng\SA\Connected Transaction\Nanjing\Extension Ann\ltr.doc 1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the announcement of Shangri-La Asia Limited dated 16 March 2009 in respect of the connected transaction relating to the joint venture for the acquisition, holding and development of land in Nanjing City, Jiangsu Province, PRC. Application has been made to, and a waiver has been granted by, the Stock Exchange for an extension of time to despatch the circular to the Shareholders to on or before 14 April 2009.

Reference is made to the announcement of Shangri-La Asia Limited (the "**Company**") dated 16 March 2009 (the "**Announcement**"). Terms used herein shall have the same meanings as defined or referred to in the Announcement unless otherwise defined herein.

In accordance with Rule 14A.49 of the Listing Rules, the Company is required to despatch to the Shareholders a circular within 21 days after the publication of the Announcement, which falls on or before 6 April 2009.

As the Company has a secondary listing on SGX, extra time is required for sending the circular to Singapore and dealing with the Singapore transfer agent before the circular can be despatched in Singapore. In order to ensure that all the Shareholders receive the circular at around the same time, it is necessary to delay the despatch of the circular to all the Shareholders.

Accordingly, the Company has made an application to, and a waiver has been granted by, the Stock Exchange for an extension of time for the despatch of the circular to on or before 14 April 2009.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 3 April 2009

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Giovanni Angelini as executive Directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as independent non-executive Directors.

* *For identification purpose only*